GREENBOX POS

8880 RIO SAN DIEGO DRIVE, SUITE 102

SAN DIEGO, CA 92108

February 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenbox POS
Registration Statement on Form S-1 (File No. 333-252576)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, GreenBox POS hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, February 12, 2021, or as soon thereafter as possible.

Very truly yours,

GreenBox POS

/s/ Ben Errez

Ben Errez

Executive Vice President